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                               GLOBIX CORPORATION
                                139 Centre Street
                               New York, NY 10013

James C. Schroeder                                           Tel: (212) 625-7231
  Vice President &                                           Fax: (212) 625-7725
  General Counsel                                            jschroed@globix.com


                                                                  March 16, 2004



VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C.  20549

Attention:  Barbara C. Jacobs

Re: Globix Corporation Withdrawal of Registration Statement on Form S-1
    (File No.333-97067)

Dear Ms. Jacobs:

         Reference is made to the Registration Statement on Form S-1 (File
No. 333-97067) (the "Registration Statement") initially filed with the Securities and Exchange Commission (the "Commission") on July 25, 2002 by Globix Corporation, a Delaware corporation (the "Company") and which has not been declared effective as of the date hereof. Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Commission withdraw the Registration Statement effective as of the date hereof or as soon thereafter as practicable.

         Given the passage of time, the Registration Statement no longer reflects the condition of the Company and the Company has made changes in its management and outside law firm. Please be advised that no securities were sold in connection with the offering contemplated by such Registration Statement.

         Please call Bonnie J. Roe of Day Berry & Howard LLP at (203) 977-7381 with any questions you may have.

                                                    Sincerely,
                                                    GLOBIX CORPORATION


                                                    By: / s / James C. Schroeder
                                                        ------------------------
                                                        James C. Schroeder


cc:  Bonnie J. Roe, Esq.
     Day, Berry & Howard LLP